UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

PanAm Terra, Inc. (Exact name of registrant as specified in its charter)
Nevada (State or other jurisdiction of incorporation or organization)	20-2609195 (I.R.S. Employer Identification No.)

900 Biscayne Blvd., Suite 3307, Miami, FL (Address of principal executive offices)	33132 (Zip Code)

Registrant’s telephone number, including area code: (305) 610-8000

Securities to be registered pursuant to Section 12(b) of the Act:  None.

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer ___   Accelerated filer ___   Non-accelerated filer ___   Smaller reporting company     X

Introductory Matters

Cautionary Note Regarding Forward-Looking Information

This registration statement contains forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” “Risk Factors,” and “Financial Information.” In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to our management. Our management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in this registration statement and those described from time to time in our future reports which we will file with the Securities and Exchange Commission. You should read this registration statement and the documents that we have filed as exhibits to this registration statement completely.

Reverse Stock Split

The common stock of PanAm Terra, Inc. was subjected to a 1-for-100 reverse stock split on April 15, 2011.  All references in the Registration Statement to a quantity of shares of the common stock have been adjusted to retroactively reflect the effect of the reverse split.

Item 1.                  BUSINESS

PanAm Terra, Inc. (the “Company”) is a real estate company organized to acquire, lease and control approximately 20,000 hectares of farmland in Latin America, with an initial focus primarily in Argentina and Brazil and secondarily in Uruguay and Paraguay.  The acquired farmland is anticipated to be utilized for permanent crops that can be readily transported to countries that cannot produce sufficient staples at a competitive cost, such as China, Korea and the countries of Eastern Europe. Our initial plans are (i) to acquire existing farmland from farmers as real estate investments and (ii) in certain cases, to lease back the land to the selling farmer and provide him with financing for the production and distribution of crops.  However, at a later stage the Company may acquire undeveloped arable land for cultivation, particularly if it is adjacent to, or near, already owned land.

The Global Agricultural Market

We expect the market for agricultural commodities to be characterized by increasing demand at the same time that growth in the supply of arable land is significantly constrained.  World demand for agricultural commodities is rapidly increasing as a result of (i) population growth, (ii) demand in developing countries for a more resource intensive diet with additional protein, and (iii) the emergence of biofuels.  Yet on the supply side, it is becoming increasingly challenging to keep up with rising demand due to pressures on existing production, fundamental limits on growth in agricultural production, and climate change.

Per capita production of grain has been in decline since the mid-1980s and per capita availability of agricultural land since well before then1. In 2008 this state of affairs culminated in the lowest global grain stocks in over 40 years and the most pronounced increase in agricultural commodity prices on record2.  After a downward correction in grain prices during the second half of 2008, they resumed their upward trend despite the worst global recession in two generations.  Agricultural prices are now approaching, or exceeding, the 2008 high water marks.

Population Growth and Global Income Expansion

Every day the total population of the earth increases by over 200,000 people3. There are 1,402 million hectares of arable land, 138 million hectares of perennial croplands and 3,433 million hectares of pasturelands feeding the current world population of 6.7 billion (2009)4. The total of 4,973 million hectares of agricultural land amounts to an average of 0.74 hectares per person. In addition to industrial crops like cotton and rubber, these 0.74 hectare units must produce almost all the food each person consumes.

1	FAOSTAT (2009) Available online at http://faostat.fao.org/default.aspx.
2
World Bank (2009). Global Economic Prospects: Commodities at the Crossroads. World Bank, Washington, D.C. Available online at: http://siteresources.worldbank.org/INTGEP2009/Resources/10363_WebPDFw47.pdf

3	UN Population Division (2007). UN 2006 population revision. UN, New York. Available online at: http://esa.un.org/unpp/.
4	FAOSTAT (2009). FAOSTAT. Available online at: http://faostat.fao.org/default.aspx. The Land Commodities Global Agriculture & Farmland Investment Report 2009

By 2050, the world’s population is expected to reach 9.2 billion, 34 percent higher than today.5  Nearly all of this population increase is anticipated to occur in developing countries. Experts predict that urbanization will continue at an accelerated pace, and about 70 percent of the world’s population will be urban (compared to 49 percent today).   Rising incomes in China and other developing countries are resulting in protein based consumption that has risen 14 fold from 1961 to 20056 and is expected to continue rising rapidly as the size of China’s middle class increases from 15 million in 2000 to 195 million in 2020, requiring a commensurate increase in grain and feedstock.  Income levels are forecasted to be many multiples of what they are now.   In order to feed this larger, more urban and richer population, food production (net of food used for biofuels) must increase by 70 percent.7

Arable Farmland and Future Crop Production Needs

Accompanying this population growth and upward pressure on demand is an inadequate supply of new farmland.  Over the last 20 years, global arable acreage has remained flat.8  Even with yield improvements, there is a need for 50 to 80 million net incremental hectares of the 10 major crops globally between 2010 and 2020.9 Over the next 40 years, 120 million additional hectares must be cultivated to meet food demand from a growing world population.

According to the United Nations Food and Agricultural Organization, the earth has only 1.3 billion hectares of currently utilized arable cropland and 3.4 billion hectares of pasture land of all qualities. About 2 billion hectares of the pastureland could be converted to farmland, but much of it would be of relatively low quality. If all potential farmland is utilized by 2050, the "fair share" of this food production area for each global inhabitant would be about 0.32 acre. Considering the declining quality of farmland worldwide, significant expansion of the potential areas of arable land, especially if it is at the expense of forest, is probably not a realistic solution.

As the figure below shows, the expansion rates for total global arable land have leveled off quite markedly since the early 1960s. Indeed, in the last three years for which data is available, the amount of arable land has actually decreased.

5   2010 OCED Agro Outlook Report
6   FAO STAT.
7   FAO.
8   FAO; High Quest Analysis.
9   USDA; High Quest Analysis

Additional land capable of growing food economically and sustainably is limited. As most of the most productive and economically viable land is already being used, expanding the supply of irrigated land is difficult and expensive.  Diminishing global water supplies and the loss of land due to rising urbanization, land degradation and desertification are further reducing the supply of land suitable for crop production.

In addition, the use of grains for the production of biofuels has increased by over 200% since the year 2000.10 Maize can be transformed into ethanol and sold at profitable prices if conventional oil prices are in excess of $50 per barrel.11 Thus, should oil prices remain high or continue to rise further in the foreseeable future, demand from the biofuels sector has the potential to outstrip food demand, even in the short to mid-term, thus further increasing the value of farmland.

Extreme weather events caused by climate change are already having a noticeable effect on food production.   As for the future, while they may disagree on detail, the various climate forecasting models are unanimous with respect to global warming’s increasingly negative impact on global food production.  In early 2009, the United Nations summed up the potential combined effects as follows:

        “Land degradation and conversion of cropland for non-food production including      biofuels, cotton and others are major threats that could reduce the available cropland by 8–20% by 2050. Species infestations of pathogens, weeds and insects, combined with water scarcity from overuse and the melting of the Himalayan glaciers, soil erosion and depletion as well as climate change may reduce current yields by at least an additional 5–25% by 2050.”12

10
United Nations Environment Programme Rapid Response Assessment (2009). The Environmental Food Crisis: The environment’s role in averting future food crises. Available online at http://www.grida.no/_res/site/file/publications/FoodCrisis_lores.pdf .

11	World Bank (2009). Global Economic Prospects: Commodities at the Crossroads. World Bank, Washington, D.C. Available online at: http://siteresources.worldbank.org/INTGEP2009/Resources/10363_WebPDFw47.pdf
12	United Nations Environment Programme Rapid Response Assessment (February 2009). The Environmental Food Crisis: The environment’s role in averting future food crises. Available online at http://www.grida.no/_res/site/file/publications/FoodCrisis_lores.pdf

This represents a total potential drop in food crop production of 45% by 2050. While this is happening, global population is forecast to grow as high as 50% over today’s levels by 2050.13 When combined with increases in global GDP, this could result in a doubling of global food demand during that period.14  A future of such fundamentally discordant market conditions is hard to comprehend, especially when considered in the context of an already overstretched food supply. At the present time, demand growth is already outstripping supply growth by a factor of almost two to one.

Food demand is by its very nature price inelastic.  Adjusted for inflation, current agricultural commodities prices remain below previous highs. Despite the appearance of rising prices, food expenditures as a percentage of total consumer spending remain near all-time lows.  These factors imply significant scope for further increases in agricultural commodity prices, and with them, farmland values.

Recent Agricultural Trends

Agriculture has experienced a number of severe shocks in recent years with record high oil prices, commodity price spikes, food security fears and resultant trade restrictions, as well as the most serious global economic recession since the 1930s. The greatest impact has been on the poor, especially in developing countries, with the world’s hungry now estimated at over 1 billion people.15  However, agriculture has shown remarkable resilience, with strong supply response to high prices and with continuing, albeit dampened, demand growth during the economic crisis.  During 2010, a degree of normalcy returned to many markets with production closer to historical levels and demand recovering.   Still, many governments remain concerned about the potential for a repetition of significant shocks to such key factors as energy prices, exchange rates, and the macroeconomic performance of key countries and regions, and about the consequences that such shocks have for agricultural price volatility.16  Escalating food prices have made a significant contribution to the civil turbulence recently seen in many countries.

Underpinning agricultural prices is an increasing cost structure, particularly in regions where energy inputs are used intensively. Global agricultural production is anticipated to grow more slowly in the next decade than in the past one, but, in the absence of unexpected shocks, growth remains on track with the estimated requirement of a 70% increase in global food production by 2050. When including agricultural production for alternative energy uses, this number obviously increases even more dramatically. On a per capita basis, production growth in the least developed countries is struggling to keep up with rapid population growth. Global sector growth will be led by the regions of Latin America and Eastern Europe and, to a lesser extent, certain countries in Asia.17

13	UN Population Division (2007). UN 2006 population revision. UN, New York. Available online at: http://esa.un.org/unpp/
14	United Nations Environment Programme Rapid Response Assessment (February 2009). The Environmental Food Crisis: The environment‟s role in averting future food crises. Available online at http://www.grida.no/_res/site/file/
publications/FoodCrisis_lores.pdf

15	2010-1019 OECD Agro Outlook Report
16	Ibid.
17	Ibid.

Agricultural Trade Flows

Trade flows and patterns in agricultural products continue to evolve with increased south-south trade in addition to the traditional north-south trade. On the import side, developing countries are becoming increasingly integrated into world agricultural trade and regional markets.  Other countries, such as China, with a well-established presence on international markets, seek to diversify their sources of supply, resulting in new economic interactions and trade between developing and other countries.  These forces are effectively reshaping worldwide flows of agricultural trade. In addition, developing country groupings are assuming greater prominence in international trade negotiations and their agendas.

These trade factors suggest that there will be a considerable need for additional production of agricultural products to meet anticipated higher domestic and import demand for food and feed purposes over the coming decade.

The Mercosur Countries

The Mercosur countries - i.e. the signatories to the Treaty of Asuncion, which created the Mercado Común del Sur (Argentina, Brazil, Paraguay and Uruguay) are playing a significant role in world export of commodities and food, ranking among the top exporters for several products as shown below:

Source:  World Agricultural Highlights - The South American Opportunity - June, 2010 - Allied Venture, Montevideo, Uruguay. http://www.slideshare.net/lperezrocha/world-agriculture-highlights

The chart below reflects the agricultural areas of each Mercosur country, as well as the potential for agricultural land not yet developed (in 1,000s of hectares):

Source:  World Agricultural Highlights - The South American Opportunity - June, 2010 - Allied Venture, Montevideo, Uruguay. http://www.slideshare.net/lperezrocha/world-agriculture-highlights

Thus, the potential for growth in arable farmland across the Mercosur countries, particularly in Argentina and Brazil, is quite high.

Argentina

As global food consumption demand continues to grow, Argentina will remain a critical link in the global food production chain. In 2008, Argentina produced 46.2 mm metric tons of soy, corn (21.3 mm), maize, sugarcane (20.5 mm), wheat (16.3 mm), sunflower seeds (4.6 mm), citrus fruit (3.2 mm), sorghum (2.9 mm), grapes (2.8 mm), potatoes (2.6 mm), barley (1.5 mm), apples (1.2 mm), rice (1.2 mm), green tea and yerba mate (1.1 mm). The Argentine agricultural industry is characterized by strong production and large-scale mechanization.  It enjoys a position as one of the world’s foremost agricultural exporters, with the industry contributing over US$16 billion to GDP.

Argentina is the No 3 global exporter of soybeans and the top supplier of soymeal and soyoil.  The USDA sees Argentina's soy output during the 2010-2011 season at 50 million tons.18  Argentina expects its corn and wheat crop yields this year to exceed expectations, adding to recent improvements in outlook for soya exports to China that were suspended last year over a contamination controversy.

Argentina has the benefit of wide plains of deep, dark soils, able to produce high grain yields and meat of excellent quality.  The fertile soil resources (Mollisols and Alfisols) in Argentina’s Pampa region have been the main support of economic development in the country. In the region, there is:

●	Deep and fertile soil (lucerne roots down 4 - 5 meters).
●	Soil derived from calcite bedrock with a neutral pH.
●	A complete absence of stone of any kind for 80,000 sq km.
●	Rainfall all year round.
●	Summer temperatures over 30° C, high humidity, with winters down to 3 - 5°C.
●	Flat country (700 km from the coast, only 100 m above sea level).
●	A complete absence of animal diseases except mastitis and face flies.
●	No soya bean rust or maize grey leaf spot.
●	An excellent main road infrastructure.
●	Ocean-going grain carrier ships able to navigate the Parana River for 400 km inland to load at Rosario. The river is navigable by barge for a further 3,000 km into Brazil and Bolivia.
●	Agricultural contractors to do all the spraying, planting and harvesting, with a huge fleet of grain trucks to move grain from farms to market.
Source:  Dairy Matters Newsletter, Volume 2, May 2008, http://www.clover.co.za/content/dairy_matters_may_08.pdf.

Currently, the only regulation limiting possession of land by foreigners is a 1944 decree that restricts acquisitions in border areas and zones that are key to national security.  However, Congressman Pablo Orsolini, representing the interest of the FAA (Argentine Agrarian Federation) is working on a bill addressing the issue of foreign land ownership. The bill, introduced in March 2010, establishes the conditions under which a foreigner may buy land, and it limits the amount of land that may be bought: for example, no more than 25% of the territory within a municipality or district may be in the hands of foreigners.

18 Business Recorder

Brazil

Brazilian agriculture is well diversified, and the country is largely self-sufficient in food. Agriculture accounts for 8% of the country's GDP, and employs about one-quarter of the labor force in more than 6 million agricultural enterprises. Brazil is the world's largest producer of sugarcane and coffee, and a net exporter of cocoa, soybeans, orange juice, tobacco, forest products, and other tropical fruits and nuts.

There has been a significant increase in Brazil’s farm production in the past two decades.  Between 1996 and 2006 the total value of the country’s crops rose from 23 billion reals to 108 billion reals, or 365%. Brazil increased its beef exports tenfold in a decade, overtaking Australia as the world’s largest exporter. It has the world’s largest cattle herd after India’s. It is also the world’s largest exporter of poultry, sugar cane and ethanol. Since 1990 Brazil’s soybean output has risen from barely 15 million tons to over 60 million. Brazil accounts for about a third of world soybean exports, second only to the United States. In 1994 Brazil’s soybean exports were one-seventh those of the United States; today they are six-sevenths. Moreover, Brazil supplies a quarter of the world’s soybean trade on just 6% of the country’s arable land.19

Brazil's frontier region is vast and largely untapped. Brazil's high-plains, the cerrados20, cover an estimated 207 million hectares, or about one-fourth of the country.  Only about one-fourth of the cerrados is now used for economic production.   EMBRAPA, Brazil's agricultural research organization, estimates that another 100+ million hectares are suited for modern mechanized crop agriculture. More recently, the USDA estimated that between 145 and 170 million hectares (402 million acres) could be opened for crop production. This means that the agricultural area yet to be opened is more than 25% larger than the total crop acreage of the United States.

The Brazilian economy has become significantly more stable in recent years and much more foreign capital is now invested in national activities. In recent years, this enormous piece of land has hosted dozens of major agricultural corporations, such as SLC Agrícola, Multigrain and Vanguard are examples of Brazil - all with revenues above $ 300 million. Among the main activities of these companies, as well as other farms in that region, are the planting of soybeans, corn and cotton.  There are no restrictions on exporting profits or disinvesting capital for foreign investors.

Our Business Plan

Our objective is to acquire and control approximately 20,000 hectares of Latin American farmland that is utilized for permanent crops which can be readily exported on ships to countries that cannot produce enough food at a competitive cost.  Through our farm management efforts, we will attempt to realize profits from the long term trends described above of:

●	increasing population,
●	increasing incomes in high growth economies,
●	rising food commodity prices, and
●	the growing value of fertile farm land where abundant soil, water, and access to shipping allows for more favorable economics than the developed counties such as the United States and Europe.

20  AgBrazil, “Brazil’s Agricultural Frontier”

We will seek to build a first rate management team to acquire and manage these farmlands in the Mercosur region, with an initial focus on Argentina and Brazil.  At first, senior management will be on the ground leading this effort and will build this team while working on the early acquisitions. We believe that this expertise can be acquired or built relatively cheaply due to lower labor costs in Latin America. This team will be the local representatives and will deal with the day-to-day farming issues that will be faced by the Company, allowing senior management of the Company to focus on capital and strategic objectives.

The farmland management team will:

•	source, evaluate, negotiate, and recommend acquisitions,
•	oversee the management and maintenance of the acquired farmland, employing modern farmland management techniques, and arrange for lease agreements, shipping, vendors and other farming logistics, and
•	report to senior management of the Company and advise on any hedging, pricing, or other revenue measures.

Land Acquisition Strategy

Company management will develop a network of brokers and agents to identify farmland in key markets of Argentina, Brazil, Uruguay, and Paraguay. After locating a property, the Company will perform extensive due diligence, involving technical, economic, and environmental analyses.  When the Company decides to bid for a property, it will initially determine with the landowner whether to complete a sale that removes the landowner from the land or structure a sale and lease-back which results in the prior landowner continuing to work the land and share in the proceeds from sale of the crops.  Each of the acquisitions will necessarily be negotiated individually.  However, the Company expects that the purchase price in each acquisition will involve a combination of cash, seller-financing, and an equity position in PanAm Terra.  This will provide some capital for the farmers and owners in U.S. dollars out of the country of origin. This flight capital may constitute a part of any estate or survival plan for a Latin American family.

We intend to acquire properties in regions that have sufficient infrastructure to get products to market. To the extent that the Company is successful in using its publicly listed stock and seller financing to reduce the Company’s cash commitment, the Company will maximize its cash on cash returns and align the interests of the sellers with that of the Company.  The use of stock provides a potential larger upside to the sellers and a way to get their capital out of their country, a common goal for family owned businesses in the region.  We are focused on farmland suitable for producing permanent crops, such as soybeans, corn, grains, with an emphasis on soybeans because that is the primary feedstock for the production of pork, the fastest growing protein consumed in Asia. The Company will not be involved in the production of protein or livestock; rather, the Company will focus on growing feed for the animals.

In addition to operating fully managed and owned farms, we will also in some arrangements rent land back to the selling farmers, thus eliminating numerous operational risks and capital expenditures and freeing up capital to acquire more land. Leasing land and managing other properties can generate higher internal rate of return using less capital but providing lower overall returns per acre than if it were owned and operated.

Trade Finance

As our business expands, we plan to develop a trade finance facility, with the capability of financing international purchases of our products and other crops.  The development of this facility will involve partnering with banking interests to write letters of credit or similar bank documents secured by the actual inventory of the crops. This advantage of this facility to our business will be the reduced transaction costs involved in delivering to market our crops and those of our finance customers.

Sustainable Agriculture

We are committed to engage in sustainable agriculture practices.  Sustainable agriculture is an integrated system of plant and animal production practices having a site-specific application that seeks to, over the long term:

●	satisfy human food and fiber needs,
●	make the most efficient use of non-renewable resources and on-farm resources and integrate, where appropriate, natural biological cycles and controls,
●	sustain the economic viability of farm operations, and
●	enhance the quality of life for farmers and society as a whole.

Our commitment to sustainable agriculture will increase our costs initially, which will increase the price of our crops and make us less competitive.  Over the long term, however, the benefits of sustainable agricultural practices to the continued fecundity of our soil should more than offset the initial disadvantages.

Government Regulation

None of the Mercosur countries currently imposes significant limits on foreign investment in land.  In the summer of 2010, in reaction to the activities of sovereign wealth funds, the President of Brazil directed his ministers to propose regulations limiting foreign ownership of agricultural land in Brazil.  Likewise, legislation was introduced in Argentina in March, 2010 that would restrict foreign ownership of agricultural land in Argentian.  It is unclear what restrictions, if any, will ultimately be adopted in these countries.  In any case, the Company will continue working closely with its local network of relationships including lawyers and real estate management companies to meet any changing regulations and maximize our ability to acquire revenue-generating farmland with proven growth potential.

Our business operations will be governed by a wide variety of local regulations focused on agricultural production, in particular regulations regarding treatment of farm laborers.  Wherever we acquire land, we intend to engage competent local counsel to advise us regarding the relevant regulations.

Competition

The Company will face intensely competitive situations, both in purchasing farmland in Latin American and in selling the crops harvested.  A significant number of well-financed public and private investment companies, such as hedge funds and private equity funds, have been launched with the intention of acquiring farmland in Latin America, some of which are focused on Argentina and/or Brazil  Certain of these companies also operate the farmland.  Many of these funds are affiliated with major international financial institutions.  The major international food and grain companies also are active in the region.  These competitors have resources many times larger than ours.

The Company will attempt to compete by utilizing its management company to consolidate smaller parcels of land too small to interest the larger funds and companies and to offer trade finance in situations in which it is not otherwise available.

The Company will face serious competition in the market for the sale of agricultural products.  Competitors include multi-national corporations, as well as regional and local farmers.  Because the crops we sell are global commodities, the markets for our products are highly price competitive.

Employees

The Company currently has three employees: our Chief Executive Officer, our Chief Financial Officer and our Vice President for Business Development.

Physical Facilities

Our executive offices are located at 900 Biscayne Blvd. – Suite 3307, Miami, Florida, the residence of the Chief Executive Officer, who provides us the office space free of charge.  The value of the use of this space in 2010 was deemed immaterial.  The Company does not own or lease any real property.

Item 1A.               RISK FACTORS

You should carefully consider the risks described below before buying our common stock.  If any of the risks described below were realized, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our business plan may fail if we are unable to obtain land in exchange for our common stock.  It is possible that, as a start-up company, we will not obtain sufficient capital to enable us to purchase for cash sufficient land that may permit our operations to be profitable.  Our business plan, therefore, contemplates that we will purchase land for a combination of cash, seller financing, and equity in our company.  Until we have initiated our purchasing program, we cannot know the extent to which we will be able to persuade Latin American landowners to accept our common stock in exchange for their land.  In particular, since our plan is to minimize competition by focusing our purchasing efforts on smaller farmers, we will in many cases be negotiating with sellers who lack financial sophistication, and may be unwilling to accept stock for their land.  If we are not able to make use of our stock in purchasing land, it is possible that we will not own sufficient land to allow for profitable operations.

We will not be able to acquire farmland and initiate operations until we raise significant funds.  Our company at this time has only nominal working capital.  In order to acquire farmland and initiate operations, it will be necessary that we obtain at least three million dollars of capital.  Since we have no assets to pledge against debt, it is likely that any capital we obtain will be the proceeds from a sale of equity or equity-related debt.  If we cannot persuade investors to purchase a sufficient amount of our equity, we will not be able to initiate operations.  Moreover, if the terms on which we sell our equity result in a large dilution to our existing shareholders, we may be unable to produce sufficient return on equity to make our company viable.

Our business and operations are newly established. Unless we manage our growth effectively, our business will fail. The Company was reorganized and new management installed during the latter part of 2010.  Some members of our management team had prior experience running businesses in Latin America.  The extrapolation of that experience into a farmland acquisition and operation business on the magnitude contemplated by the Company will place significant demands on our senior management, and on our operational and financial infrastructure. If we do not effectively manage our operations, the quality of our program will suffer, which would negatively affect our operating results. The complexity of this undertaking means that we are likely to face many challenges, some of which are not yet foreseeable. Problems may occur with our acquisition of land, and with our ability to sell our crops at profitable prices. If we are not able to obtain the necessary funding and operate efficiently, our business plan may fall short of its goals, and our ability to manage our growth would be hurt.

The employment of qualified local personnel for the farm management company is crucial to the success of the Company.  Because senior management does not have significant expertise in agriculture and does not intend to relocate permanently to Latin America, the Company must identify, recruit and employ qualified staff in the various local markets for the farm management company.  These individuals, none of whom have yet been hired, will need sufficient skills in order to identify attractive properties, negotiate the purchases and manage the operations of the farms.  Failure to employ individuals with these talents is likely to prevent the Company from successfully executing its business plan.

We intend to operate in highly competitive marketplaces, which could adversely affect our land purchases and financial condition. Potential purchasers for available farmland in Latin America include multi-national corporations, large financial institutions, hedge funds and other investment companies and government sponsored vehicles.  These competitors are larger than we are and have substantially greater financial resources, technical expertise, and managerial capabilities that allow them to be in a better position to withstand changes in the industry.  Many also have been in the business for a longer period of time and have greater accumulated experience and higher global name recognition.  Those who have focused on agriculture in Latin America have already established local contacts as well as networks for distribution that will enable them to operate more efficiently than we will in our early years.  Competition could prevent us from obtaining worthwhile land or from securing advantageous markets for our crops.

Land in Latin American countries may be subject to expropriation or occupation. Our land may be subject to expropriation by governments of the countries where we intend to operate. An expropriation could materially impair the normal use of our lands and have a material adverse effect on our results of operations. Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra in Brazil, are active in certain areas of the countries where we intend to operate. Such movements advocate land reform and mandatory property redistribution by governments. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain countries, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot give any assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands and have a material adverse effect on us or the value of our shares.

Our business is dependent on economic conditions, both globally and in the countries where we intend to operate. We expect to make investments in farmland in Argentina, Brazil, Paraguay and Uruguay, and we may acquire investments in other Latin America countries. Because demand for agricultural products usually is correlated to economic conditions prevailing in the local market, which in turn is dependent on the macroeconomic condition of the country in which the market is located, our financial condition and results of operations will be, to a considerable extent, dependent upon political and economic conditions prevailing from time to time in the countries where we operate. Latin American countries have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Certain countries have experienced severe economic crises, which may still have future effects. As a result, governments may not have the financial resources necessary to implement reforms and foster growth. Any of these adverse economic conditions could have a material adverse effect on our business.

In the past few years, the world’s economy experienced the effects of the crisis that unfolded in mid-2007 as a result of the disruption of the subprime mortgage market in the United States. Though there has been significant recovery, an interruption of such recovery may have an impact on the economic conditions that is difficult to predict. A less favorable or an unfavorable international environment for the countries where we intend to operate could force domestic policy adjustments, which could cause adverse economic conditions and adversely affect our business.

We face the risk of political, instability, terrorism, civil strife, and other risks of doing business in emerging markets. We intend to conduct our operations in the countries of Latin America. Political developments in these countries, including government deadlock, political instability, terrorism, civil strife, and changes in laws and regulations, could adversely affect our business, financial condition and results of operations.

Worldwide competition in the markets for our products could adversely affect our business and results of operations. We will experience substantial worldwide competition in each of our markets. The market for permanent crops and by-products is highly competitive and sensitive to changes in industry capacity, producer inventories and cyclical changes in the world’s economies, any of which may significantly affect the selling prices of our products and thereby our profitability.  Due to the fact that many of our products are agricultural commodities, they compete in the international markets almost exclusively on the basis of price. Many other producers of these products are larger than we are, and have greater financial and other resources. Moreover, many other producers receive subsidies from their respective countries while we will not receive any such subsidies from the Argentine or any other government. These subsidies may allow producers from other countries to produce at lower costs than we can or endure periods of low prices and operating losses for longer periods than we can. Any increased competitive pressure with respect to our products could materially and adversely affect our financial condition and results of operations.

Local currencies used in the conduct of our business are subject to exchange rate volatility and exchange controls. The currencies of many countries in Latin America have experienced substantial volatility in recent years. Currency movements, as well as higher interest rates, have materially and adversely affected the economies of many Latin American countries, including countries which are expected to account for a significant portion of our revenues. The depreciation of local currencies creates inflationary pressures that may have an adverse effect on us generally, and may restrict our access to international capital markets. On the other hand, the appreciation of local currencies against the U.S. dollar may reduce our ability to purchase land  as well as to lower economic growth.  In addition, we may be subject to exchange control regulations in these Latin American countries which might restrict our ability to convert local currencies into U.S. dollars.  While we will attempt to hedge currency risk when appropriate, there can be no assurance that we will not incur significant losses as the result of currency movements.

Argentina has a history of economic instability.  Because our operations will be, at least initially, primarily located in Argentina, our operations and financial results could be  adversely affected by economic, market, currency, and political instability in Argentina, as well as measures taken by its government in response to such instability.  Argentina’s economic and political situation continues to evolve, and the Argentine government may enact future regulations or policies that may materially impact, among other items, the realized prices we receive for the commodities we produce and sell.

Export taxes and restrictions are a particular risk in Argentina. In March 2008, the Argentine government introduced a regime of sliding scale export tariffs on grains and by-products, where the withholding rate (in percentage) would increase to the same extent as the crops’ price.  In response to these taxes, Argentine farmers staged a 21 day strike, triggering Argentina’s most significant political crisis in five years.  The government ultimately decided to send the export tax to the federal congress for approval.  The Senate did not approve the system, and the government ultimately abrogated the tax regime and reinstated the prior system of fixed withholdings.

It is possible that the Argentine government will, in the future, again attempt to increase export taxes.  Export taxes may have a material and adverse effect on our revenues.   We intend to produce crops for export, so an increase in export taxes would be likely to result in a decrease in our sales.  We cannot guarantee the impact on our financial condition of these or any other future measure that may be enacted by the governments of Argentina or other countries in which we will have operations.

Enforcement of contracts may prove difficult in Argentina.  Our business will rely on making binding agreements with farmers and entities in Argentina.  In the event of a default, we will approach the Argentine courts for enforcement.  As a foreign enterprise seeking legal redress against Argentinean citizens, our ability to secure and enforce judgments in Argentina is uncertain.  Although we will attempt to mitigate this risk through due diligence, retention of local counsel and strategic partnerships, a failure to obtain an effective remedy for breaches of contracts on which we have relied could expose the Company to material losses.

Our business may be affected by political and constitutional uncertainty in Brazil. High levels of uncertainty have marked the Brazilian political environment since the country returned to civilian rule in 1985. Although Brazil’s democratic structure has improved in the last few years, the country still lacks solid political institutions, committed political parties and a mature judicial system. Brazil suffers from constant institutional changes that hinder the continuity of long-term development plans and that can adversely affect our strategies. Controls on foreign investments may limit our ability to receive capital from our Brazilian operations.  Any repatriation of the foreign capital, or income earned on the foreign capital investment, may require approval by the Brazilian government. Although approvals on repatriation are usually granted and we know of no current restrictions on foreign capital remittances, there can be no assurance that in the future approvals on repatriation will be granted or restrictions or adverse policies will not be imposed.

Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.  Prices for the crops that we will sell, like those of other commodities, can be expected to fluctuate significantly. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

●	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;
●
changes in the agricultural subsidy levels in certain important countries (mainly the United States and countries in the European Union) and the adoption of other government policies affecting industry market conditions and prices; and

●	demand for and supply of competing commodities and substitutes.

These factors are also impossible for us to forecast.  International food prices, as measured by the U.N. Food and Agricultural monthly food price index, have recently reached new highs.  Our financial condition and results of operations could be materially and adversely affected if the prices of agricultural commodities decline.

Unpredictable weather conditions may have an adverse impact on our crop production. Our primary crops will require warm weather with an adequate, but not excessive, amount of rainfall.  The occurrence of severe adverse weather conditions, especially droughts, hail or floods, is unpredictable and may have a potentially devastating impact upon our crop production. The occurrence of severe adverse weather conditions may reduce yields on our farms or require us to increase our level of investment to maintain yields.  Recent summer drought in South America, with particularly adverse conditions in Argentina, reduced agricultural production and caused prices to dramatically increase.  If we experience a repeat of these severe adverse weather conditions, our operating results and financial condition will be adversely affected.

Disease may strike our crops, destroying some or all of our yields. The occurrence and effect of crop disease and pestilence can be unpredictable and devastating to crops, potentially destroying all or a substantial portion of the affected harvests.  Latin America is, from time to time, subject to a variety of crop diseases, including Asian rust, a fungus that, if untreated, can reduce yields significantly. Although we will take preventative measures by applying fungicides, there can be no assurance that this disease or others will not cause significant losses.  Even when only a portion of the crop is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs for the entire crop have been incurred. Although some crop diseases are treatable, the cost of treatment is high, and we cannot assure that such events in the future will not adversely affect our operating results and financial condition.

We have no business insurance coverage, which could require us to spend significant resources in the event of a disruption of our business or other contingency.  Insurance companies in Latin America offer limited business insurance products.  We do not expect to carry any business liability or disruption insurance coverage for our operations.  Any business disruption, litigation, system failure or natural disaster may cause us to incur substantial costs and divert resources, which could have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.  Because the Company is a Nevada corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Latin American countries. We cannot assure, however, that our employees or our local agents will not engage in such conduct for which we might be held responsible. If our employees or agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our success is dependent on the continued employment of Mr. Clug, our President and Chairman of the Board.  The success of the Company depends to a large degree upon the personal efforts and ability of Mr. Clug, the loss of whose services, whether through disability, illness, death or severance of employment, would have a materially adverse effect on the Company.

The Company is not likely to hold annual shareholder meetings in the next few years.  Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved.  The current members of the Board of Directors were appointed to that position by the previous directors.  If other directors are added to the Board in the future, it is likely that the current directors will appoint them.  As a result, the shareholders of the Company will have no effective means of exercising control over the operations of the Company.

Item 2.                 FINANCIAL INFORMATION

PanAm Terra is in its organizational phase at this time.  During 2010, the Company had no revenues and incurred $105,242 in expenses.  The primary component of expenses was a $60,000 fee accrued to compensate our Chief Executive Officer for his services in developing our business plan and initiating the organization of our business during 2010.  That fee and other obligations to the CEO were exchanged for common stock in March 2011.  The remainder of our expenses in 2010 was legal and administrative expenses incurred in organizing the affairs of PanAm Terra.  In 2009, when PanAm Terra was dormant, the Company incurred $4,834 in expenses related to sustaining its corporate existence.

The Company’s operations during 2010 used $20,003 in cash, as most of our 2010 expenses were accrued as of year-end.  We financed that cash flow by issuing a note payable, which was exchanged for a convertible note in March 2011.  Since the Company had negligible assets at December 31, 2010, funding its operations during 2011 will require additional capital.  To date we have obtained $70,000 for working capital by issuing 1,286,638 shares of common stock in January 2011.  We have also obtained an additional $25,000 from the source that purchased our note in 2010, and issued a convertible note in that amount.

Initiation of our business plan will require a minimum of $3 million in capital.  We plan to obtain that capital by issuing equity securities, either capital stock or convertible debt.  To date, however, we have received no commitments for funds.  Accordingly, the opinion of our independent registered public accounting firm with respect to our 2010 and 2009 financial statements states that there is substantial doubt about the Company’s ability to continue as a going concern. That doubt will be alleviated only when we obtain the funds necessary to purchase farmland and initiate profitable operations.

Item 3.                  PROPERTIES

The Company does not own or lease any physical properties.  Our executive offices are located in the home of our Chief Executive Officer, who provides space to the Company free of charge.  The value of the use of the office space during 2010 was deemed immaterial.

Item 4.                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of this prospectus by the following:

•	each shareholder known by us to own beneficially more than 5% of our common stock,
•	Alexandre Clug, our Chief Executive Officer,
•	each of our directors, and
•	all directors and executive officers as a group.

There are 5,022,681 shares of our common stock outstanding on the date of this registration statement.  The company does not have any other class of shares of stock outstanding.  Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares,  subject to community property laws where applicable.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Alexandre Clug	2,453,306 Shares(2)	48.8%
Henry L. Gewanter	80,000 Shares(3)	1.6%
E. Chadwick Mooney	80,000 Shares(3)	1.6%
All officers and directors (5 persons)	2,797,111 Shares	55.7%
___________________________________
(1)	All shares are owned of record and beneficially unless otherwise indicated.
(2)	Represents shares held by Dolphin Group, LLC, of which Mr. Clug is the sole manager and sole beneficiary.
(3)
40,000 shares held by each of Messrs Gewanter and Mooney are restricted by the terms of their respective Non-Executive Director Letter of Appointment.  The shares vest over a period of three years in monthly increments, provided that the shareholder remains a member of the Board of Directors on the vesting date.

Item 5.                  DIRECTORS AND EXECUTIVE OFFICERS

The executive officers and directors of the Company are:

Name	Age	Position with the Company	Director since
Alexandre Clug	43	Director, Chief Executive Officer	2010
Henry L. Gewanter	57	Director	2011
E. Chadwick Mooney	59	Director	2011
Angel Lana	52	Chief Financial Officer	--
John W. Coogan III	41	Vice President of Business Development	--

Directors hold office until the annual meeting of the Company’s stockholders and the election and qualification of their successors.  Officers hold office, subject to removal at any time by the Board, until the meeting of directors immediately following the annual meeting of stockholders and until their successors are appointed and qualified.

Alexandre Clug.  Mr. Clug has been appointed to the Board of Directors because he is the architect of the Company’s business plan.  Prior to joining PanAm Terra as Chief Executive Officer and Chairman of the Board in 2010, Mr. Clug was a partner in, and the Chief Financial Officer and Chief Operating Officer of, DC Associates, a New York-based hedge fund focused on public and private investments in small and mid-capitalization companies.  He joined DC Associates in 2005.  During this period, Mr. Clug also served as the Chief Executive Officer of Secure Fortress Plc., a DC Associates portfolio company.   From 2001 to 2005, Mr. Clug was the Chief Executive Officer of eTelix Communications, a Latin American telecommunications company.  While living in Venezuela, he built this company from seed funding to an organization of 6,000 salespeople.  From 2000 to 2001, Mr. Clug was a Managing Director of Puntocom Holdings and had full profit and loss responsibility for the e-conglomerate.  Prior to joining Puntocom, he was a partner of South Beach Venture Partners, an incubator fund focused on Latin America, which he joined in 1999.  Before this position, Mr. Clug was a senior consultant and a founding team member for the launch of Cambridge Technology Partners into Latin America. From 2007 to 2009 Mr. Clug served on the Board of Directors of Secure Fortress PLC, which was listed on the U.K. PLUS Exchange under the symbol SCFP.  Mr. Clug was also a member of the Board of Directors of PanAm Terra, Inc. (then known as Ascentia Biomedical Corporation, from 2006 to 2007, when the Company was listed on the Pink Sheets under the symbol ASCE.  Mr. Clug graduated with honors from the United States Military Academy and served as a captain in the U.S. Army Corps of Engineers. He received a Masters in Business Administration from the Anderson School at UCLA.

Henry L. Gewanter.  Mr. Gewanter was appointed to the Board of Directors to contribute his expertise in international banking to the Company’s plans for financing land ownership and international marketing of crops.  Since 1997 Mr. Gewanter has been employed as Managing Director of Positive Profile, an enterprise he founded to provide  public relations services.  Prior to organizing Positive Profile, Mr. Gewanter had over 20 years of experience in banking, including positions with First Financial (part of the Lowe Bell Group), the investment bank County NatWest, and National Westminster Bank.  From 1992 to 1997, Mr. Gewanter he was responsible for organizing and managing the Financial Services Division of Financial Dynamics.  Mr. Gewanter graduated in Social and Political Science from King’s College, Cambridge in 1974. Before that he had studied at the University of Lausanne, Switzerland.

E. Chadwick Mooney.  Mr. Mooney was appointed to the Board to contribute his experience in the management of public companies and in financial management.  Since 2007 Mr. Mooney has served as Chairman of the Board and Chief Executive Officer of The Spectrum Place, an education company that provides social skills programs for adolescents with autism.   He also serves as President of Spectrum Sports, a 501(c)3 non-profit organization which helps special needs children through sports and related programs. Prior to assuming responsibility for those educational enterprises, Mr. Mooney had over 30 years of work experience in investment banking.  From 2005 through 2007, Mr. Mooney was employed as Managing Director of Investments for Wachovia Securities.  From 2000 to 2005, Mr. Mooney served as Managing Director at Smith Barney/Citigroup, which was a division of Citigroup Global Capital Markets, Inc., where he provided financial services to institutions, corporations and family offices.  Mr. Mooney served as a member of the Board of Directors of Superfly Advertising, Inc. (Pink Sheets:  SPFL) from 2008 to 2010.  In 2010 a trustee was appointed to liquidate the assets owned by Mr. Mooney, who had filed for personal bankruptcy under Chapter 7 of the Bankruptcy Code.  Mr. Mooney received his B.A. from Trinity College (Connecticut) in 1974.

Angel Lana.  Mr. Lana has been the Company’s Chief Financial Officer since 2010.  Since 1986, Mr. Lana has been self-employed as a certified public accountant.  His specialty has been providing auditing services to emerging publicly traded companies.  Previously Mr. Lana was employed as an accountant by Mann Judd Landau, which subsequently merged with Touche Ross. Mr. Lana graduated with a B.S. in Accounting from Florida State University in 1980 and was certified as a public accountant in Florida in 1981.

John W. Coogan III.  Mr. Coogan has been the Company’s Vice-President of Business Development since 2010. Since 1996, Mr. Coogan has been self-employed as a business consultant, providing business advice to companies such as PriceWaterhouse Coopers, Sun Microsystems and VERITAS Software Corporation. During his time at VERITAS, Mr. Coogan was based in Sao Paulo, Brazil, where he managed development offices throughout Latin America and the Caribbean.  Mr. Coogan holds a B.S. in Computer Science from the United States Military Academy at West Point and a Masters of Business Administration from the University of Texas at Austin.

Item 6.                 EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid by PanAm Terra to Alexandre Clug, its Chief Executive Officer, for services rendered in all capacities to the Company during the year ended December 31, 2010, which was the first year of his employment.  There were no executive officers whose total salary and bonus for the fiscal year ended December 31, 2010 exceeded $100,000.

	Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Alexandre Clug	2010	$60,000 (1)	--	--	--	--

(1)
Mr. Clug’s salary for 2010 was accrued but unpaid, as were out-of-pocket expenses that he incurred during 2010 on behalf of the Company, for a total liability of $60,000.  In March 2010 the Company issued 751,117 shares of common stock in satisfaction of that liability.

Employment Agreements

Angel Lana, the Company’s Chief Financial Officer, and John W. Coogan III, the Company’s Vice President for Business Development, do not have employment agreements with the Company.  Each of them was engaged by the Company in 2010.

The Company has an Employment Agreement dated March 1, 2011 with Alexandre Clug, its Chief Executive Officer.  The agreement provides that Mr. Clug will serve as Chief Executive Officer for a term ending on March 1, 2014.  Mr. Clug is required to devote such time as is necessary to the business of the Company, but is not a full-time employee of the Company.  As compensation the Company will pay Mr. Clug an annual salary of $120,000, which will increase to $200,000 when the Company receives $500,000 in financing.   The Company is also required to pay $50,000 to Mr. Clug for services in 2011 prior to the date of the agreement, payment to be due when the Company has obtained $500,000 in financing.  Upon termination of his employment, Mr. Clug is required to avoid competition with the Company for a period of one year.

Compensation of Directors

The Company did not pay or accrue any obligation to the members of its Board of Directors in 2010.

Each of the independent directors, Henry Gewanter and E. Chadwick Mooney, has a Non-Executive Director Letter of Appointment issued by the Company.  The Letters provide that the Company will pay a cash fee to the directors, in an amount to be determined after the Company has obtained $1,000,000 in financing.  The Letter also provides that the Company will issue 80,000 shares to each director.  40,000 of the shares vested immediately.  The other 40,000 shares vest over a three year period in equal monthly installments.

Equity Grants

The Company has a stock option plan that was adopted in 2005.  It currently has only 20,000 shares available, and no options are outstanding.  Management intends to cancel the 2005 plan in the near future.  The Company has no other equity grant programs.  The Company’s Chief Executive Officer, Alexandre Clug, holds no stock options or unvested stock awards, and held none at any time during the year ended December 31, 2010.

Item 7.                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

During 2010 the Company accrued an obligation of $60,000 to Alexandre Clug, its Chief Executive Officer, for compensation and reimbursement of expenses.  On March 28, 2011 the Company agreed to issue 751,117 shares of common stock to Mr. Clug’s holding company, Dolphin Group, LLC, in satisfaction of the $60,000 obligation.

Director Independence

The Board of Directors has determined that the following members of our Board of Directors are independent, as “independent” is defined in the rules of the NASDAQ Stock Market:  Henry Gewanter and E. Chadwick Mooney.

Item 8.                 LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings.

Item 9.                 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

  (a) Market for the Common Stock

There is no market for the Company’s common stock, nor has there been any price quoted publicly for the common stock within the past three years.  Soon after the effective date of this registration statement, Management intends to apply for a listing on the OTC Bulletin Board.

  (b) Derivative Securities

In March 2011 the Company issued two On Demand Convertible Notes in the aggregate principal amount of $53,000.  The Notes bear interest at 10% per annum.  Principal and interest are due and payable on September 10, 2012 and September 15, 2012, respectively.  At the holder’s election, the principal and accrued interest on the Notes may be converted into 2,408,488 shares of the Company’s common stock, except that the holder may not convert the Note for shares that will exceed 4.99% of the outstanding shares of the Company.

  (c) Shareholders of Record

There are 94 holders of record of the Company’s common stock.

  (d) Dividends

The Company has never paid or declared any cash dividends on its Common Stock and does not plan to do so in the foreseeable future.  The Company intends to retain any future earnings for the operation and expansion of the business.  Any decision as to future payment of dividends will depend on the available earnings, the capital requirements of the Company, its general financial condition and other factors deemed pertinent by the Board of Directors.

  (e) Securities Authorized for Issuance Under Equity Compensation Plans

The Company adopted a stock option plan in 2005.  There are no options outstanding under the plan, and only 20,000 shares are available for grant under the plan.  The Company intends to cancel the plan in the near future.

Item 10.               RECENT SALES OF UNREGISTERED SECURITIES

Within the past three years, the Company issued securities without registration as follows:

On September 6, 2010 the Company issued a total of 2,000 shares of common stock to two creditors in settlement of $19,344 in debts.  The sales were made without registration pursuant to Section 4(2) of the Securities Act, since the investors were sophisticated, were taking the shares for investment, and had access to information about the Company.  There was no underwriter.

On January 14, 2011, the Company sold 1,286,638 shares of common stock to three investors for a total of $70,000 in cash. The sales were made without registration pursuant to Section 4(2) of the Securities Act, since the investors were sophisticated, were taking the shares for investment, and had access to information about the Company.  There was no underwriter.

On March 10 and 15, 2011 the Company sold two On Demand Convertible Notes to an investor.  The Notes were issued in settlement of a loan and other debts in the aggregate amount of $53,000.  The sale was made without registration pursuant to Section 4(2) of the Securities Act, since the investor was sophisticated, was taking the shares for investment, and had access to information about the Company.  There was no underwriter.

On March 28, 2011 the Company sold 751,117 shares of its common stock to its Chief Executive Officer.  The shares were issued in settlement of an obligation of $60,000.  The sale was made without registration pursuant to Section 4(2) of the Securities Act, since the investor was sophisticated, was taking the shares for investment, and had access to information about the Company.  There was no underwriter.

Item 11.               DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 525,000,000 shares. Those shares consist of 500,000,000 shares of common stock, par value of $0.001 per share, and 25,000,000 shares of preferred stock, par value of $0.001 per share. The only equity securities currently outstanding are 5,022,681 shares of common stock.

The following description summarizes the material terms of our capital stock. This summary is, however, subject to the provisions of our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws.

Common Stock

We are authorized to issue up to 500,000,000 shares of common stock, $0.001 par value per share. Holders of our common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available. Holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including the election of directors.  There is no cumulative voting in the election of directors.  Holders of our common stock do not have any conversion, redemption or preemptive rights. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

Preferred Stock

The board of directors has the authority, without stockholder approval, subject to limitations prescribed by law, to provide for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each series and the qualifications, limitations or restrictions, including, but not limited to, the following:

•	the number of shares constituting that series;
•	dividend rights and rates;
•	voting rights;
•	conversion terms;
•	rights and terms of redemption (including sinking fund provisions); and
•	rights of the series in the event of liquidation, dissolution or winding up.

Item 12.               INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the General Corporation Law of the State of Nevada authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding, if either (a) it is not proven that the indemnified individual engaged in a breach of fiduciary duty or intentional misconduct, fraud or a knowing violation of law or (b) the indemnified individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 78.7502 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our articles of incorporation provide for the indemnification of our directors and officers against all claims and liability by reason of their having served as a director or officer. The articles require that the Board of Directors advance any funds required for expenses incurred by any director or officer in advance of the disposition, if such advance is permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 13.               FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements appear on pages F-1 through F-14 at the end of this registration statement.

Item 14.               CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 15.               FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements of PanAm Terra, Inc., a Nevada corporation
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets – December 31, 2010 and 2009	F-2
Consolidated Statements of Operations – for the Years Ended December 31, 2010 and 2009 and the Period from February 15, 2007 (Commencement of Development Stage) to December 31, 2010	F-3
Consolidated Statements of Shareholders’ Deficit - for the Period from February 15, 2007 (Commencement of Development Stage) to December 31, 2010	F-4
Consolidated Statements of Cash Flows – for the Years Ended December 31, 2010 and 2009 and the Period from February 15, 2007 (Commencement of Development Stage) to December 31, 2010	F-5
Notes to Consolidated Financial Statements	F-6

Exhibits

3-a	Amended and Restated Articles of Incorporation filed on October 20, 2006
3-a(1)	Certificate of Amendment of Certificate of Incorporation filed December 31, 2006
3-a(2)	Certificate of Amendment of Certificate of Incorporation filed April 14, 2011.
3-b	Bylaws
10-a	Employment Agreement dated March 1, 2011 between the Company and Alexandre Clug
10-b	On Demand Convertible Notes issued to Pacific Trade Ltd. dated March 10, 2011 and March 15, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

April 29, 2011	PanAm Terra, Inc.

By: /s/ Alexandre Clug
Alexandre Clug
Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
PanAm Terra, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of PanAm Terra, Inc. and Subsidiary (a development stage company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years ended December 31, 2010 and 2009, and for the period from February 15, 2007 (commencement of development stage) to December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanAm Terra, Inc. and Subsidiary (a development stage company) as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010 and 2009, and for the period from February 15, 2007 (commencement of development stage) to December 31, 2010, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the consolidated financial statements, the Company has not generated any revenues and does not have positive cash flows from operating activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding these matters are also described in Note 2.  These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
April 29, 2011

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS
Due from Shareholder	$4,997	$0
Prepaid Expenses	1,474	0

TOTAL CURRENT ASSETS	6,471	0

TOTAL ASSETS	$6,471	$0

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts Payable and Accrued Expenses	$109,437	$102,068
Due to Related Party	60,000	0

TOTAL CURRENT LIABILITIES	169,437	102,068

LONG TERM LIABILITIES
Note Payable	25,075	0

TOTAL LIABILITIES	194,512	102,068

SHAREHOLDERS’ DEFICIT
Common Stock, $0.001 Par; 500,000,000 Shares Authorized; Issued and Outstanding – 357,616 Shares	358	358
Common Stock Issuable, $0.001 Par; 2,547,310 and 2,545,310 Shares in 2010 and 2009	2,547	2,545
Preferred Stock, $0.001 Par; 25,000,000 Shares Authorized; No Shares Issued and Outstanding	0	0
Additional Paid-In Capital	1,472,167	1,452,825
Deficit Accumulated During the Development Stage	(114,258)	(8,941)
Accumulated Deficit	(1,548,855)	(1,548,855)

TOTAL SHAREHOLDERS’ DEFICIT	(188,041)	(102,068)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,471	$0

See notes to consolidated financial statements.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND THE PERIOD FROM FEBRUARY 15, 2007 (COMMENCEMENT OF DEVELOPMENT STAGE) TO DECEMBER 31, 2010

					February 15, 2007 to
	2010		2009		December 31, 2010

REVENUES		$-		$-	$-

EXPENSES
Consulting Fees		88,156			88,156
Legal Fees		6,026			6,026
Other and Administrative		11,060		4,834	20,001

TOTAL EXPENSES		105,242		4,834	114,183

LOSS FROM OPERATIONS		(105,242)		(4,834)	(114,183)

OTHER EXPENSE
Interest		75		-	75

LOSS BEFORE INCOME TAXES		(105,317)		(4,834)	(114,258)

INCOME TAXES		-		-	-

NET LOSS	$	(105,317)	$	(4,834)	$ (114,258)

LOSS PER SHARE – BASIC AND DILUTED		$(0.04)		$(0.00)

WEIGHTED AVERAGE OUTSTANDING SHARES –BASIC AND DILUTED		2,903,562		2,902,926

See notes to consolidated financial statements.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM FEBRUARY 15, 2007 (COMMENCEMENT OF DEVELOPMENT STAGE) TO DECEMBER 31, 2010

									Deficit
									Accumulated
							Additional		During the	Total
	Common Stock Issued		Common Stock Issuable		Preferred Stock Issuable		Paid-In	Accumulated	Development	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Stage	Deficit

Balance – February 15, 2007	357,616	$358	2,545,310	$2,545	8,000,000	$8,000	$1,444,825	$(1,548,855)	$-	$(93,127)

Cancellation of Preferred Stock Issuable	-	-	-	-	(8,000,000)	(8,000)	8,000	-	-	-

Loss from 2/15/07 to 12/31/07	-	-	-	-	-	-	-	-	(4,834)	(4,834)

Balance – December 31, 2007	357,616	358	2,545,310	2,545	-	-	1,452,825	(1,548,855)	(4,834)	(97,961)

Net Income, Year Ended 12/31/08	-	-	-	-	-	-	-	-	727	727

Balance – December 31, 2008	357,616	358	2,545,310	2,545	-	-	1,452,825	(1,548,855)	(4,107)	(97,234)

Net Loss, Year Ended 12/31/09	-	-	-	-	-	-	-	-	(4,834)	(4,834)

Balance – December 31, 2009	357,616	358	2,545,310	2,545	-	-	1,452,825	(1,548,855)	(8,941)	(102,068)

Common Stock Issuable for Settlement of Debt on 9/06/10	-	-	2,000	2	-	-	19,342	-	-	19,344

Net Loss, Year Ended 12/31/10	-	-	-	-	-	-	-	-	(105,317)	(105,317)

Balance – December 31, 2010	357,616	$358	2,547,310	$2,547	-	$-	$1,472,167	$(1,548,855)	$ (114,258)	$ (188,041)

See notes to consolidated financial statements.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009 AND THE PERIOD FROM FEBRUARY 15, 2007 (COMMENCEMENT OF DEVELOPMENT STAGE) TO DECEMBER 31, 2010

				February 15, 2007 -
	2010	2009		December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(105,317)	$	(4,834)	$(114,258)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:

Changes in Operating Assets and Liabilities:
Increase in Prepaid Expenses	(1,474)		-	(1,474)
Increase in Due to Related Party	60,000		-	60,000
Increase in Accounts Payable and Accrued Expenses	26,788		4,834	35,729

NET CASH USED BY OPERATING ACTIVITIES	(20,003)		-	(20,003)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net Advances to Shareholder	(4,997)		-	(4,997)
Note Payable Proceeds	25,000		-	25,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	20,003		-	20,003

NET CHANGE IN CASH	-		-	-

CASH – BEGINNING OF PERIOD	-		-	-

CASH – END OF PERIOD	$-		$-	$-

See notes to consolidated financial statements.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

PanAm Terra, Inc. (“the Company”) was incorporated under the laws of the State of Nevada on October 9, 2001. The Company’s incorporation name was Bellweather Corporation. The Company did not conduct any significant operations until December 15, 2004 when the Company acquired 100% of the outstanding common stock of Ascentia Biomedical Technologies, Inc. (“ABTI”), at which time the Company changed its name to Ascentia Biomedical Corporation. Upon completion of the merger with ABTI, the Company’s original shareholders owned only 20.2% of the post-merger outstanding common shares. Accordingly, the transaction was accounted for as a “reverse merger” whereby the Company was treated as the accounting acquiree and ABTI as the accounting acquirer. ABTI was in the business of pharmaceutical and biomedical research. However, by the third quarter of year 2006 the operations of ABTI had ceased.

On December 13, 2006, the Company amended its articles of incorporation to change its name to Duncan Technology Group. On April 14, 2011, the Company amended its articles of incorporation to change its name to PanAm Terra, Inc.

On November 3, 2006, the Company acquired 100% of the common and preferred stock of Fortress Technology Systems, Inc. (“Fortress”) in a transaction accounted for as a “reverse merger”. The Company agreed to issue 2,545,310 common shares and 8,000,000 preferred shares in the share exchange agreement. As of December 31, 2010 none of the shares had been issued by the Company, however, the Company plans to issue the 2,545,310 common shares as soon as practicable. In December, 2007, Fortress agreed that the 8,000,000 preferred shares would not be part of the acquisition consideration.

Fortress was an operating, revenue generating company conducting business through its wholly-owned subsidiary, Zephyr Communications, Inc. (“Zephyr”). Zephyr primarily sold, installed and maintained a proprietary secure cable infrastructure system. On February 15, 2007, Fortress and Zephyr were “spun-off” to a foreign entity in which the Company’s CEO was a director. At the time of the spin-off, the liabilities of Fortress and its wholly-owned subsidiary exceeded their combined assets by $1,157,436. The Company did not receive any other compensation as part of the spin-off; accordingly, the Company recorded the elimination of the net liabilities of $1,157,436 from its consolidated financial statements as a capital contribution.

Since the February 15, 2007 spin-off, the Company has not conducted any significant operations and has not generated any operating revenue. Accordingly, the consolidated financial statements indicate that as of February 15, 2007 the Company is considered a development stage enterprise.

The Company plans to be a real estate land owning entity with the primary purpose of acquiring, leasing and controlling farm land in Latin America. Initially the Company will focus its efforts in the countries of Argentina and Brazil. The business model being pursued is to acquire farmland currently producing net positive cash flows from crops such as soybeans, corn, rice and grains which are readily exportable to countries with significant demand for agricultural products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, ABTI. All significant intercompany accounts and transactions have been eliminated.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

DEVELOPMENT STAGE COMPANY

The Company is a development stage enterprise as defined by ASC 915-10, “Development Stage Entities”. The development stage commenced on February 15, 2007, the date the Company’s operating subsidiary was spun-off. Accordingly, the financial statements reflect all losses accumulated since February 15, 2007 as incurred during the Company’s development stage activities.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at historical cost which consists of the purchase price and any costs directly attributable to the acquisition. Subsequent costs are included in the asset’s carrying amount only when it is probable that the asset’s useful life will be extended. Maintenance and repairs that do not extend the life of an asset are charged to expense.

Depreciation is computed using the straight-line method over the useful life of each asset. Farmland is not depreciated. The Company did not own any property and equipment in the two years ended December 31, 2010.

LONG-LIVED ASSETS

In accordance with ASC 360-10, “Property, Plant, And Equipment”, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the Company determines that the sum of the undiscounted cash flows expected from the asset’s use and eventual disposal is less than the carrying amount of the asset, an impairment charge is recorded to the extent that the carrying amount exceeds the asset’s fair value.

CONCENTRATION OF CREDIT RISK

The Company does not have any off-balance-sheet concentrations of credit risk. The Company expects cash and accounts receivable to be the two assets most likely to subject the Company to concentrations of credit risk. The Company’s policy is to maintain its cash with high credit quality financial institutions to limit its risk of loss exposure. The Company plans to minimize its accounts receivable credit risk by transacting contractual arrangements with customers that have been subjected to stringent credit evaluations and structuring the contracts in a manner that lessens inherent credit risks.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company utilizes the asset and liability method to account for income taxes pursuant to ASC 740 “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is used to reduce net deferred tax assets to the amount that, based on management’s estimate, is more likely than not to be realized.

ASC 740 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If the Company determines that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. A liability for uncertain tax positions would then be recorded if the Company determined it is more likely than not that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. We do not believe any uncertain tax positions exist that would result in the Company having a liability to the taxing authorities. The Company classifies interest and penalties related to unrecognized tax benefits, if and when required, as part of interest expense and other expense in the consolidated statements of operations.

BASIC AND DILUTED LOSS PER SHARE

The Company has computed net loss per share in accordance with ASC 260 “Earnings per Share” which mandates that basic and diluted earnings per share “EPS” be presented on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period, including contingently issuable shares where the contingency has been resolved. Diluted EPS gives effect to all dilutive stock options and warrants outstanding during the period using the treasury stock method and dilutive convertible securities using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted loss per share excludes all dilutive potential shares as their effect is anti-dilutive.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted ASC 820 “Fair Value Measurements”, for its financial assets and liabilities measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The adoption of ASC 820 did not have a material impact on the Company’s financial statements. The Company has no financial assets measured at fair value on a recurring basis.

REVENUE RECOGNITION

The Company recognizes revenue from product sales or services rendered when the following four criteria are met: pervasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. The Company did not recognize any revenue in the two years ended December 31, 2010.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-01 which made the Accounting Standards Codification (“ASC”) effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC combines all previously issued authoritative Generally Accepted Accounting Principles (“GAAP”) into one set of guidance codified by subject area. In these financial statements, references to previously issued accounting standards have been replaced with the relevant ASC references. Subsequent revisions to GAAP by the FASB are incorporated into the ASC through the issuance of ASU’s. The adoption of ASU 2009-1 did not have a material impact on our financial statements and only resulted in modifications in GAAP references in our notes to the financial statements.

In August 2009, the FASB issued ASU 2009-6 “Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities”. The amendments to ASC 740 in this ASU provide implementation guidance, through examples, to answer three questions contained in ASU 2009-6 about how to apply the standards for uncertainty in income taxes. In addition, the amendments eliminate certain disclosures required for nonpublic entities. For entities that are currently applying the standards for accounting for uncertainty in income taxes, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company follows the provisions of ASC 740 which provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not believe that it has any uncertain tax positions that would result in the Company having a tax liability to any regulatory authorities. ASU 2009-6 did not have a material impact on our financial statements.

In January 2010, the FASB issued ASU 2010-6 “Improving Disclosures About Fair Value Measurements”, which requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of ASU 2010-6 did not have a material impact on our financial statements disclosures.

In February 2010, the FASB issued ASU 2010-9 “Amendments to Certain Recognition and Disclosure Requirements”, which provides amendments to Subtopic 855-10 (Subsequent Events). This ASU addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (paragraph 855-10-50-4). ASU 2010-9 requires an entity that either is an SEC filer or a conduit bond obligor for conduit debt securities that are traded in a public market to evaluate subsequent events through the date that the financial statements are issued. If an entity meets neither of those criteria, then it should evaluate subsequent events through the date the financial statements are available to be issued. An SEC filer is defined as an entity that is required to file or furnish its financial statements with either the SEC or, with respect to an entity subject to Section 12(i) of the Securities Exchange Act of 1934, as amended, the appropriate agency under that Section. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. The scope of the reissuance disclosure requirements is refined to include revised financial statements only. ASU 2010-9 is effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company evaluates subsequent events through the date that the financial statements are issued. The adoption of ASU 2010-9 did not have a material impact on our financial statements.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In July 2010, the FASB issued ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The amendments in this ASU affect all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost or fair value. ASU 2010-20 requires an entity to provide disclosures that facilitate financial statement users’ evaluation of (1) The nature of credit risk inherent in the entity’s portfolio of financing receivables (2) How that risk is analyzed and assessed in arriving at the allowance for credit losses (3) The changes and reasons for those changes in the allowance for credit losses. An entity is required to provide disclosures on a disaggregated basis. Two levels of disaggregation are defined-portfolio segment and class of financing receivable. Existing disclosures are amended to require an entity to provide disclosures about its financing receivables on a disaggregated basis and additional disclosures about an entity’s financing receivables are mandated. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. As of and for the two year period ended December 31, 2010, the Company did not have any financing receivables. The adoption of ASU 2010-20 did not have a material impact on our financial statements.

NOTE 2 – GOING CONCERN

The Company is not currently generating any revenues and is incurring losses. The existence of negative cash flows from operations raises substantial doubt about the Company’s ability to continue as a going concern. Management plans to finance the Company’s operating cash flow requirements through the issuance of equity and debt securities. However, there can be no assurances that management will be successful in raising sufficient capital to meet its budgetary cash flow requirements. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and to obtain the necessary financing to execute its business plan and pay its liabilities arising from normal business operations.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations. The financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

NOTE 3 – DUE FROM SHAREHOLDER

The Company advanced $4,997 to its chief executive officer who is a Company shareholder. The funds were advanced for Company business expenses that were incurred and paid subsequent to December 31, 2010.

NOTE 4 – DUE TO RELATED PARTY

The Company incurred $60,000 of consulting fees payable to an entity wholly-owned by the Company’s chief executive officer.

Subsequent to December 31, 2010, as more fully explained in Note 10 to the financial statements, the Company settled the $60,000 debt obligation in exchange for 751,117 restricted shares of the Company’s common stock.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – NOTE PAYABLE

The Company entered into a $25,000 note payable dated December 20, 2010. Interest accrues at the rate of ten percent (10%) per annum. The principal amount of the note and all accrued interest is payable on August 15, 2012. As of December 31, 2010, accrued interest payable totaled $75.

On March 10, 2011, the note payable terms were modified as more fully explained in Note 9.

NOTE 6 – STOCK OPTION PLAN

In year 2004 and effective for year 2005, the Company’s Board of Directors adopted the Company’s “2005 Combined Incentive and Non-Qualified Stock Option Plan” (Plan). The maximum aggregate number of common shares that may be subject to option and sold under the Plan is twenty thousand (20,000) shares. The Board of Directors or a Committee appointed by the Board shall administer the Plan. The Plan became effective upon its adoption by the Board and shall continue in effect for a term of ten (10) years unless sooner terminated by the Board. The term of each option shall not exceed more than ten (10) years from the grant date. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall not exceed five (5) years from the date of grant. The per share exercise price shall be subject to the following: In the case of an Incentive Stock Option (a) granted to an employee who owns more than 10% of the voting power of all classes of stock, the exercise price shall be no less than 110% of the fair market value per share on the date of grant (b) granted to any other employee, the per share exercise price shall be no less than 100% of the fair market value per share on the date of grant. In the case of a Non-statutory Stock Option, the per share exercise price shall be determined by the Plan administrator.

On December 8, 2005, the Company granted to three members of its scientific advisory board stock options to acquire in the aggregate 6,000 shares of the Company’s common stock at an exercise price of $100.00 per share for a period of five years. The option grants vested immediately and therefore the stock compensation expense was recognized in its entirety on the grant date in accordance with the guidelines of ASC 718 “Share Based Payment” utilizing the Black-Scholes pricing model. The options were never exercised and expired on December 7, 2010. The Company does not have any outstanding stock options as of December 31, 2010. The aforementioned options to acquire 6,000 common shares were outstanding as of December 31, 2009.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.
Level 2 – Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company’s financial instruments consist principally of accounts payable and a term note payable. The recorded value of the Company’s accounts payable approximates its current fair value due to the relatively short-term settlement period of accounts payable. The Company believes the fair value of the term loan approximates its recorded amount as the December 31, 2010 interest rates on similar financing arrangements available to the Company approximates the actual term loan interest rate.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INCOME TAXES

A reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows:

	2010	2009
Tax benefit of net loss at federal statutory rate	34.00%	34.00%
Change in valuation allowance	(34.00)	(34.00)
Tax benefit of net loss at effective rate	-%	-%

The components of our deferred tax asset are as follows as of December 31:

	2010	2009
Deferred Tax Asset:
Net Operating Loss Carryforward	$285,530	$249,722
Valuation Allowance	(285,530)	(249,722)
Total Net Deferred Tax Asset	$-	$-

Change in Valuation Allowance	$35,808	$1,644

The potential deferred tax asset is computed utilizing a 34% federal statutory tax rate as the states in which the Company operated had no corporate income tax. No deferred tax asset has been reported in the financial statements because the Company believes there is a 50% or greater chance the net operating loss (NOL) carryforwards will expire unused. Accordingly, the potential tax benefits of the NOL carryforwards are offset by a valuation allowance of the same amount.

The increases in the 2009 and 2010 valuation allowances of $1,644 and $35,808, respectively, are solely attributable to deferred tax assets arising from the tax benefit of the NOL carryforward.

As of December 31, 2010, the Company had a NOL carryforward for income tax reporting purposes of approximately $839,793 that may be offset against future taxable income through year 2030. The NOL of the parent is $326,298 and the subsidiary’s NOL is $513,495.

As more fully explained in the subsequent events note to the financial statements, In March 2011 the Company’s subsidiary filed articles of dissolution with the state of Washington. Accordingly, pursuant to Internal Revenue Service regulations the parent will not be able to utilize the NOL’s of the subsidiary.

We have not filed any income tax returns since our inception. We are in the process of preparing all delinquent tax returns and we will file the tax returns upon their completion. Accordingly, all of the Company’s tax returns are subject to examination by the federal tax authorities. The states in which the Company has operated do not have any income tax filing requirements.

NOTE 9 - COMMON STOCK ACTIVITY AND REVERSE STOCK SPLIT

The Company’s common stock activity for the two years ended December 31, 2010 was as follows:

On September 6, 2010, the Company agreed to issue 2,000 shares of common stock to settle debt amounting to $19,344.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMON STOCK ACTIVITY AND REVERSE STOCK SPLIT (CONTINUED)

Subsequent to December 31, 2010 and effective April 15, 2011, the Company’s Board of Directors approved a 1 – for – 100 reverse split of its common stock. The Company’s majority shareholder voted in favor of the reverse stock split motion. Fractional shares resulting from the reverse split were rounded up to the next whole number. The consolidated financial statements have been retroactively restated to reflect share and per share data related to the reverse split for all periods presented.

NOTE 10 – SUBSEQUENT EVENTS

Effective January 14, 2011, the Company entered into three separate stock subscription agreements for the private offering of common stock. The stock subscription terms stipulate that in the aggregate 1,286,638 unregistered (restricted) common shares will be issued for $70,000. The Company received $70,000 of proceeds from the sale of the common shares in January and February of year 2011.

On March 10, 2011, the Company executed an “On Demand Convertible Note” in the principal amount of $25,000 that replaces and supersedes the terms of the $25,000 note payable referred to in Note 5 to the financial statements. The terms of the note stipulate that the entire interest and accrued interest shall be payable on September 10, 2012 with interest accruing at a 10% annual rate. The holder of the note payable is given the option to convert the $25,000 principal amount and the related accrued interest at any time prior to September 10, 2012 in exchange for 1,935,284 common shares. The note holder may convert less than 100% of the amount of the note and the related accrued interest and receive common shares on a pro-rata basis. Upon the conversion of the note, or a portion thereof, the note holder’s common stock ownership may not exceed 4.99% of the then outstanding common shares of the Company after giving effect to the shares issuable upon conversion.

Effective March 1, 2011, the Company entered into a three year employment agreement with its Chief Executive Officer (CEO). The CEO’s annual compensation shall be $120,000. The salary shall be increased to an annual rate of $200,000 if the Company receives an aggregate financing of $500,000 calculated starting October 1, 2010. Compensation may be increased by the Company in its sole discretion. For work performed in year 2011 but prior to this employment agreement, the CEO shall be paid a signing bonus of $50,000. The bonus will be payable to the CEO at the earlier of directors’ approval or upon the Company receiving aggregate financing of a minimum of $500,000 calculated starting January 1, 2011. The CEO shall be eligible for a performance bonus based upon certain objectives established by the Board of Directors. The targeted amount of the initial performance bonus is $50,000 annually. The CEO shall also be entitled to certain other fringe benefits such as insurance coverage under employee benefit plans that the Company may establish. Under certain circumstances the CEO may be entitled to a termination payment equal to twelve months of the CEO’s salary at the time of termination. The agreement subjects the CEO to certain non-interference, non-disclosure and non-competition terms.

On March 15, 2011, the Company executed an “On Demand Convertible Note” in the principal amount of $28,000 that replaces and supersedes a $28,156 vendor invoice that was accrued as of December 31, 2010. The note and any accrued interest is payable on September 15, 2012 with interest accruing at 10% per annum. The holder of the note has the option to convert the $28,000 principal amount and the related accrued interest at any time prior to September 15, 2012 in exchange for 473,204 common shares. The note holder may convert less than 100% of the amount of the note and the related accrued interest and receive common shares on a pro-rata basis. Upon conversion of the note, or a portion thereof, the note holder’s common stock ownership may not exceed 4.99% of the then outstanding common shares of the Company after giving effect to the shares issuable upon conversion.

PANAM TERRA, INC. AND SUBSIDIARY
(F/K/A DUNCAN TECHNOLOGY GROUP AND ASCENTIA BIOMEDICAL CORPORATION)
A DEVELOPMENT STAGE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SUBSEQUENT EVENTS (CONTINUED)

On March 16, 2011, the Company filed Articles of Dissolution with the State of Washington for the dissolution of the Company’s 100% owned subsidiary, Ascentia Biomedical Technologies, Inc. As of December 31, 2010, the Company’s consolidated financial statement balances attributable to its subsidiary included accounts payable to vendors of $60,932. The subsidiary did not have any assets. The parent did not guarantee any of the debts of its subsidiary. Eliminated in the consolidation process and therefore not reflected in the consolidated financial statement balances as of December 31, 2010 is an intercompany balance of $558,482 that the subsidiary owes to its parent. In year 2011 the parent will be required to write-off the $558,482 owed to it by the subsidiary.

On March 25, 2011, the Company executed two separate “Non-Executive Letters of Appointment” with identical terms for each of the two directors named therein. Under the terms of the agreements, each director will be entitled to 40,000 shares of common stock that vested upon the execution of the agreements. Furthermore, each director will be entitled to an additional 40,000 shares that will vest ratably over three years. In addition to the granting of the aforementioned common shares, the Company will determine a directors’ fee once the Company has raised a cumulative of $1,000,000.

On March 28, 2011, the Company settled the $60,000 debt obligation owed to the related party disclosed in Note 4 to the financial statements. The Company agreed to issue 751,117 restricted shares of its common stock as consideration for the settlement of the debt.

On April 14, 2011, the Company filed a “Certificate of Amendment” with the Nevada Secretary of State whereby the Company changed its name to PanAm Terra, Inc.

On April 15, 2011, the Company effectuated a reverse stock split as more fully explained in Note 9.